Exhibit 14

UNITED-GUARDIAN, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

It is the intention and policy of United-Guardian, Inc. (the “Company”) to comply strictly with all laws governing its operations, and to maintain the highest moral, legal and ethical standards. Accordingly, the Company has adopted this Code of Business Conduct and Ethics (the “Code”) for all of its employees and directors (to be referred to collectively hereinafter as “Employees”).

While this Code covers a wide range of business practices and procedures, it does not cover every issue that may arise. Rather, it sets out basic principles of business integrity to guide the Employees and to help foster a culture of honesty, excellence and accountability. If a law conflicts with a policy in this Code, Employees must comply with the law; otherwise, they are expected to comply with the Code.

Responsibilities

I.	Compliance with Laws, Rules and Regulations

All Employees must respect and obey all state and local laws applicable to the Company’s business. Although Employees are not expected to know all the details of these laws, any questions as to the applicability of any law should be directed to the Employee’s supervisors, managers, or ultimately to the Company's General Counsel.

II.	Insider Trading

The Company has an Insider Trading Compliance Policy that provides that Employees may not buy or sell shares of the Company when they are in possession of material, non-public information. They also are prohibited from passing on such information to others who might make an investment decision based thereon. Employees also may not trade in stocks of other companies about which they learn material, non-public information through the course of their employment or service. Any questions as to whether information is material or has been adequately disclosed should be directed to the Company's General Counsel.

Conflicts of interest

A conflict of interest occurs when the private interest of an Employee interferes – or appears to interfere – with the interests of the Company as a whole. Conflicts of interest can occur when an Employee takes action or has interests that could reasonably be expected to make it difficult to make objective decisions on behalf of the Company or to perform his or her duties objectively and effectively. Conflicts of interest also arise when an Employee, or a member of his or her family, receives improper personal benefits as a result of his or her position with the company. Loans to, or guarantees of obligations of, Employees and their family members may create conflicts of interest and are therefore prohibited. It would also be considered a conflict of interest for an Employee to work simultaneously for a competitor, supplier or customer.

Except as pre-approved by the Company’s Audit Committee, transactions that involve a conflict of interest are prohibited as a matter of corporate policy. Any Employee who becomes aware of a conflict or potential conflict, or who has a question about whether a conflict exists, should bring it to the attention of the Company's General Counsel.

III.	Corporate Opportunities

Employees are prohibited from (a) taking for themselves personally any opportunities that arise through the use of corporate property, information or position, (b) using corporate property, information or position for personal gain, and (c) directly or indirectly competing with the Company. Employees owe a duty to the Company to advance the Company's legitimate interests when the opportunity to do so arises.

IV.	Confidentiality

Employees must maintain the confidentiality of information entrusted to them by the Company or its customers and suppliers that is not known to the general public, except when disclosure is authorized or legally mandated. "Confidential information" includes all non-public information that might be of use to competitors, or harmful to the company or its customers, if disclosed, including intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information, and unpublished financial data. This obligation to protect confidential information does not cease when Employees leave the Company. Disclosure could also be illegal and could result in civil or criminal penalties. Any questions about whether information is confidential should be directed to the Company's General Counsel.

V.	Competition and Fair Dealing

Employees shall endeavor to deal fairly with the Company’s stockholders, competitors, suppliers, customers and other Employees. Employees shall not take unfair advantage of any other person through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair practice. The Company is committed to business success by maintaining the highest standards of responsibility and ethics, outperforming its competition fairly and honestly, and by seeking competitive advantages through superior performance, never through unethical or illegal business practices.

No gift or entertainment should ever be offered, given, provided or accepted by any Employees, family member of Employees, or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any law or regulation.

VI.	Protection and Proper Use of the Company's Assets

Employees have a duty to protect the Company's assets and ensure the assets' efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. The Company's assets should be used only for legitimate business purposes (though incidental personal use may be permitted), and Employees should take measures to ensure against their theft, damage or misuse. Any suspected incident of fraud or theft should be immediately reported to the Company's General Counsel for investigation.

VII.	Accuracy of Records and Reporting

All of the Company's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the matters to which they relate and must conform both to applicable legal requirements and to the Company's system of internal controls. The making of false or misleading records or documentation is strictly prohibited. The Company complies with all laws and regulations regarding the preservation of records. Records should be retained or destroyed only in accordance with the Company's document retention policies. Any questions about these policies should be directed to the Company's General Counsel.

VIII.	Disclosure Controls and Procedures

The Company is required by SEC rules to maintain effective "disclosure controls and procedures" so that financial and non-financial information the Company is required to report to the SEC is timely and accurately reported both to senior management and in the filings the Company makes. Employees are expected, within the scope of their employment duties, to comply with the Company’s disclosure controls and procedures. It is the Company’s policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (SEC) and in all other public communications made by the Company. If the Chief Executive Officer (CEO), the Chief Financial Officer, the Controller, or any other person acting as the Company’s principal accounting officer or any persons performing similar functions (senior financial officers) become aware of material information that affects the disclosures made or to be made by the Company in its SEC filings or submissions or other public communications, he or she must promptly bring such information to the attention of the Company personnel responsible for preparing such disclosures.

IX.	Interaction with Public Officials

When dealing with public officials, Employees must avoid any activity that is or appears illegal or unethical. The giving of gifts, including meals, entertainment, transportation and lodging, to government officials in the various branches of U.S. government, as well as state and local governments, is restricted by law. Employees must obtain pre-approval from the Company's General Counsel before providing anything of value to a government official or employee. The foregoing does not apply to personal lawful political contributions.

In addition, the U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. Illegal payments to government officials of any country are strictly prohibited.

X.	Discrimination and Harassment

The Company is committed to providing equal opportunity in all aspects of employment and has a “zero tolerance policy” for all illegal discrimination and harassment.

XI.	Health and Safety

The Company strives to provide Employees with a safe and healthful work environment. Each Employee has responsibility for maintaining a safe and healthy workplace for all Employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behavior are not permitted.

XII.	Environmental Responsibilities

The Company considers itself to be environmentally responsible and operates its facilities in compliance with applicable environmental, health and safety regulations and with the highest regard for the safety of the general public. Necessary permits, approvals and controls are maintained at Company’s facilities and the Company strives to improve products, packaging and manufacturing operations to minimize their environmental impact. All employees are expected to comply with all applicable environmental laws, regulations and Company policies and to diligently follow the proper procedures with respect to the handling and disposal of hazardous materials.

Compliance

Each Employee is expected to read this Code and demonstrate personal commitment to the standards set forth in this Code. Employees who do not comply with the standards set forth in this Code may be subject to discipline proportionate to the nature of the violation, including termination of employment.

I.	Reporting Violations

The Company requires that all Employees promptly report any improper conduct, violations of laws, rules, regulations or this Code, actual or apparent violations of this Code. Such violations are to be reported to the Employee’s immediate supervisor or manager, or may be reported directly to the Company’s General Counsel, who is the one ultimately responsible for overseeing and monitoring compliance with this Code. The Employee may also report any violations of this Code direct to the Chairman of the Company’s Audit Committee, whose name and contact information can be found on the company’s website.

The Company does not permit retaliation or discrimination of any kind against Employees who reasonably believe there has been possible illegal or unethical conduct and who in good faith report these concerns to the Company. However, it is a violation of Company policy for any Employee to communicate a report claiming illegal or unethical conduct which the Employee knows to be false.

If Employees wish to communicate any matter anonymously, the Company will maintain the confidentiality of Employees' communication to the extent possible under applicable laws. Communications intended to be confidential should be mailed in writing without indicating Employees’ name or address to United-Guardian, Inc., P.O. Box 18050, Hauppauge, NY 11788, ATT: General Counsel.

II.	Investigations

Reported violations will be promptly investigated. The person reporting the violation should not conduct an investigation on his or her own. However, Employees are expected to cooperate fully with any investigation made by the Company or any of its representatives.

III.	Accountability

Employees who violate this Code may be subject to disciplinary action, including termination of employment. Knowledge of a violation and failure to promptly report or correct the violation may also subject Employees to disciplinary action. Some violations of this Code are illegal and may subject Employees to civil and criminal liability.

Scope and waivers

This Code applies to all Employees of the Company. It also is intended to constitute the code of ethics for the Company’s CEO and senior financial officers pursuant to Item 406 of Regulation S-X of the SEC. The waiver of any provisions of this Code for the Company’s executive officers or directors may be made only by its Board of Directors, or by a committee of the Board of Directors, and, as required, will be promptly disclosed to shareholders and as further required by law or regulation of the NASDAQ stock exchange. The Code will also be provided to United-Guardian’s agents and representatives, including consultants, with the expectation that they will comply with its provisions.

This Code of Business Conduct and Ethics was updated on April 4, 2019.